Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 19, 2012

VIA EDGAR TRANSMISSION

Mr. Howie Hallock
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
 Securities Act Registration No: 333-17391
 Investment Company Act Registration No: 811-07959
 Shenkman Short Duration High Income Fund (S000038872)

Dear Mr. Hallock:

This correspondence is being filed in response to your oral comments and suggestions of September 28, 2012 and October 17, 2012, to the Trust’s Post-Effective Amendment (“PEA”) No. 447 to its registration statement.  PEA No. 447 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on August 16, 2012, for the purpose of adding a new series to the Trust: Shenkman Short Duration High Income Fund (the “Fund”).

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

PROSPECTUS COMMENTS

1.
Staff Comment:  With respect to the second paragraph on page 3 of the “Principal Investment Strategies of the Fund” section and the first paragraph on page 7 of the “Principal Investment Strategies and Related Risks” section, the Staff notes that the Advisor utilizes three proprietary analytical tools when selecting the Fund’s investments: Quadrant Analysis, C.Scope® and Relative Value Monitor.  Please revise the disclosure on page 7, the Item 9 disclosure, to provide additional detail describing each analytical tool.  For example, please provide detail describing the four quadrants involved in Quadrant Analysis, and provide the basis used to establish them.

Response:  The Trust responds by revising the disclosure on page 7 as follows:

“In selecting the Fund’s investments, the Advisor will employ a multi-faceted, “bottom up” investment approach that utilizes three proprietary analytical tools.  These three tools include: (1) Quadrant Analysis ~~(which categorizes a company into one of four proprietary categories or quadrants)~~,, (2) C.Scope® ~~(which assigns each company a credit score)~~ and (3) Relative Value Monitor ~~(which considers a bond’s yield relative to its risk as compared to other similar investments)~~.  These tools are integral to the Advisor in assessing the potential risk and relative value of each investment and also assist the Advisor in identifying companies that are likely to have the ability to meet their interest and principal payments on their debt securities.

The Advisor’s “Quadrant Analysis” is predicated on its belief that the high yield market is comprised of four distinct sectors (or “Quadrants”), each of which represents the degree of credit risk associated with an investment.  The Advisor assigns a “Quadrant” to each investment based upon the amount of debt the company has outstanding and its ability to generate cash flow.  The Advisor allocates investments among the four Quadrants based upon its outlook for risk in the economy and the high yield market.  The C.Scope® tool is a numerical scoring system that ranks a proposed investment based on certain criteria, including the company’s financial condition, management and industry ranking.  The Relative Value Monitor is a graphical representation of the risk/reward profile of investments.  It considers the yield of an investment relative to its risk as compared to other similar investments.  Every investment made by the Advisor is categorized into a Quadrant and assigned a C.Scope® score.  Additionally, a Relative Value Monitor is created for each investment and updated monthly.”

2.
Staff Comment: With respect to the third paragraph on page 3 of the “Principal Investment Strategies of the Fund” section, and the bullet point list that follows, please revise to define the term “macro risks.”  Please also revise as necessary to make clear the difference between bullet point 1 and bullet point 3 as one references “analyses of business” while the other references “evaluation of business.”  Please make conforming revisions to the Item 9 disclosure.

Response:  The Trust responds by revising the disclosure as follows and by making conforming revisions to the Item 9 disclosure:

“Investment candidates are analyzed in depth at a variety of risk levels.  Investments are not made on the basis of one single factor.  Rather, investments are made based on the careful consideration of a variety of factors, including:

•	Analyses of business risks (including leverage and technology risk) and macro risks (including interest rate trends, capital market conditions and default rates).
•	Assessment of the industry’s attractiveness and competitiveness
•	Evaluation of the business, including core strengths and competitive weaknesses
•	Qualitative evaluation of the management team, including in-person meetings or conference calls with key managers
•	Quantitative analyses of the company’s financial statements”

3.
Staff Comment: With respect to the last sentence of the last paragraph on page 2 of the “Principal Investment Strategies of the Fund” section, please revise to explain how leverage will be accomplished by the Fund.  Please make conforming revisions to the Item 9 disclosure.

Response:  The Trust responds by revising the disclosure as follows and by making confirming revisions to the Item 9 disclosure:

“The Fund may also utilize leverage of no more than 33% of the Fund’s total assets as part of the portfolio management process.  In order to purchase securities, the Fund may create leverage by borrowing money against a line of credit.  The Fund may also create leverage by borrowing money against a margin account where the Fund’s portfolio holdings and cash serve as collateral for the loan.”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk

Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust